UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

(Commission File No. 001-38215)

NUCANA PLC

(Translation of registrant’s name into English)

3 Lochside Way

Edinburgh EH12 9DT

United Kingdom

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Corporate Update

Effective December 15, 2025, Hugh S. Griffith returned to his role as Chief Executive Officer of NuCana plc (the “Company”) and resumed his position as the Company’s principal executive officer. Upon Mr. Griffith’s return, Andrew Kay, who had been serving as Executive Chairman of the Company’s Board of Directors (the “Board”) and acting as the Company’s principal executive officer during Mr. Griffith’s leave, returned to his prior role as Chairman of the Board.

As previously disclosed in June 2025, Mr. Griffith had taken a leave of absence due to health reasons.

The information in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (File Number 333-281576) and Form S-8 (File Number 333-223476 and File Number 333-248135), and related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

NuCana plc

By:	/s/ Ian Webster
Name:	Ian Webster
Title:	Interim Chief Financial Officer (Principal Financial and Accounting Officer)

Date: December 17, 2025